FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 12, 2004

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Presse Prensa

For the business and financial press Munich, January 12, 2004

Siemens sells 150 million shares of Infineon Technologies

Siemens sold 150 million ordinary registered shares of Infineon Technologies AG, representing approx. 20.8 % of the outstanding share capital of the company in an accelerated book-build offering. Pricing of the offering is expected to take place today. The offer price is expected to be announced after the close of business today. With this transaction, Siemens’ current ownership interest decreases from nearly 40 percent to approx. 19 percent.

The offering comprises an international private placement to institutional investors outside the United States under Regulation S (as defined in the U.S. Securities Act of 1933, as amended (the “Securities Act”)) and to qualified institutional buyers (as defined in Rule 144A under the Securities Act) in the United States.

Siemens AG Corporate Communications Press Office 80312 Munich	Reference number: AXX 200401.22 e Thomas Weber 80312 Munich Tel.: +49-89 636-32812; Fax: -36700 E-mail: th.weber@siemens.com

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: January 12, 2004	/s/ KLAUS PATZAK

Name: Dr. Klaus Patzak Title: Vice President and Corporate Controller

/s/ DANIEL SATTERFIELD

Name: Daniel Satterfield Title: Director